CONSENT OF NEAL RIGBY

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “NI 43-101 Preliminary Economic Assessment, Ambler Project” dated May 9, 2011 (the “Technical Report”) and the information derived from the Technical Report, included in the 2011 Annual Information Form of NovaGold Resources Inc. dated February 22, 2012 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630) and on Form F-10 (No. 333-178588) of the references to my name, the use of the Technical Report and the information derived from the Technical Report in the AIF, which are included in the annual report on Form 40-F.

DATED: February 22, 2012

/s/ Neal Rigby
Name: Neal Rigby